UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-42593

Dolly Varden Silver Corporation*

(Exact name of registrant as specified in its charter)

595 Burrard Street, Suite 3123

Vancouver BC, Canada V7X 1J1

(604) 609-5137

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Shares: 1*

* On March 26, 2026, Dolly Varden Silver Corporation, a corporation existing under the laws of the Province of British Columbia ("Dolly Varden"), and Contango Silver & Gold Inc., a Delaware corporation (formerly Contango Ore Inc., "Contango") completed their previously announced arrangement, pursuant to which Contango became the ultimate parent company of Dolly Varden. On completion of the arrangement, all issued and outstanding common shares of Dolly Varden ("Dolly Varden Shares") were acquired by 1566004 B.C. Ltd. ("Acquireco"), a wholly owned subsidiary of Contango, under a statutory plan of arrangement under the Business Corporations Act (British Columbia). Each Dolly Varden Share has been exchanged for 0.1652 of a share of Contango common stock (each whole share being a "Contango Share"), or, for Eligible Holders (as such term is defined in the Arrangement Agreement, as defined below) who validly elected, 0.1652 of an exchangeable share in the capital of Acquireco (each whole share being an "Exchangeable Share"), in each case subject to the terms and conditions of the arrangement agreement dated December 7, 2025, as amended February 11, 2026 (the "Arrangement Agreement"), between Contango, Dolly Varden and Acquireco. The Exchangeable Shares are exchangeable for Contango Shares on a one-for-one basis subject to adjustment. All Dolly Varden stock options outstanding at closing were deemed to be exchanged for equivalent securities to acquire Contango Shares, adjusted in accordance with the exchange ratio noted above. On March 31, 2026, Acquireco and Dolly Varden were amalgamated, with Dolly Varden being the survivor of the amalgamation. Dolly Varden remains a wholly owned subsidiary of Contango.  On the date hereof, there is one holder of record of Dolly Varden common shares and 13 holders of record of the exchangeable shares.

Pursuant to Rule 12g-4(a)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Dolly Varden wishes to terminate any registration of Dolly Varden Shares under Section 12(g) of the Exchange Act. Contango's common stock is registered under Section 12(b) of the Exchange Act and Contango is subject to the periodic and current reporting requirements of the Exchange Act and the rules and regulations promulgated thereunder. This Form 15 relates solely to the reporting obligations of Dolly Varden under the Exchange Act and does not affect the reporting obligations of Contango or the reporting obligations of any other entity.

Pursuant to the requirements of the Securities Exchange Act of 1934, Dolly Varden Silver Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 10, 2026	By:	"Mike Clark"
	Name:	Mike Clark
	Title:	Chief Financial Officer and Secretary